JONES DAY

SILICON VALLEY OFFICE • 1755 EMBARCADERO ROAD • PALO ALTO, CALIFORNIA 94303

TELEPHONE: (650) 739-3939 • FACSIMILE: (650) 739-3900

259984-600002	August 11, 2009

VIA HAND DELIVERY AND EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Perry J. Hindin, Special Counsel

Re:	support.com, Inc.
Schedule TO-I
Filed July 24, 2009
SEC File No. 005-60733

Dear Mr. Hindin:

We are submitting this letter on behalf of support.com, Inc. (the “Company”) in response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 4, 2009 (the “Comment Letter”) relating to the above-mentioned document filed by the Company with the Commission.

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response.

Also enclosed for the convenience of the Staff is a copy of Amendment No. 1 to the Schedule TO (the “Amendment”) which has been filed with the Commission on the date hereof in response to the Staff’s comments set forth in the Comment Letter.

Exhibit (a)(1)(A) Offer to Exchange

Miscellaneous, page 41

1.	We note the disclosure in the first paragraph on page 41. If this language is intended to apply to holders of options located outside the United States, please note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. as well as non-U.S. target holders. Refer to the interpretive guidelines in section II.G.1. of SEC Release 33-8957. Please:

•	advise us as to how the Company is complying with the all-holders provision in Rule 13e-4(f)(8);

JONES DAY

support.com, Inc.

SEC File No. 000-30901

August 11, 2009

•

confirm that the offer is being made in reliance upon the March 2001 Exemptive Order, provide a brief analysis in support of the Company’s eligibility to rely on such order and confirm that you are relying on the such order to exclude from participation in the Offer to Exchange some employees located outside the United States and explain in your response letter the compensatory reasons for the exclusion of such employees; or

•	revise the disclosure here consistent with Rule 13e-4(f)(8).

We respectfully advise the Staff that the paragraph containing the language quoted in the Comment Letter has been deleted from the Offer to Exchange by the Amendment.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its Schedule TO filing, that the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Stephen E. Gillette